[Letterhead of Sutherland Asbill & Brennan LLP]

December 17, 2010

Ms. Christina DiAngelo

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation
Post-Effective Amendment No. 6 to the Registration Statement on Form N-2
filed on October 6, 2010 File Nos: 333-149374 and 814-00757

Dear Ms. DiAngelo:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in e-mails dated November 29, 2010 and December 8, 2010, regarding Post-Effective Amendment No. 6 (“Post-Effective Amendment No. 6”) to the Company’s Registration Statement on Form N-2 (File No. 333-149374) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

General

1. We have reviewed the spreadsheet from the Company that explains how it calculated the numbers included in the Example following the Fees and Expenses table. Based on this information, we believe the following numbers should instead be used for the 1-year, 3-year, 5-year and 10-year periods: $177, $297, $412 and $680. Please explain to us the reasons for the differences between the Company’s estimates and our calculations.

Response: We are in agreement with the Staff’s calculations and will revise the disclosure under this heading to be consistent with the Staff’s methodology. In addition, we will provide the Staff with an updated spreadsheet incorporating September 30, 2010 financial information supporting the Company’s fee table calculations.

2. In response to Item 5, please refer to the following filing by Ares Capital, 814-00663:

http://www.sec.gov/Archives/edgar/data/1287750/000104746910008599/a2200448z497.htm#Fees

It is the position of IMOCA that average net assets are used in fee table calculations.

Response: We respectfully note that the Company currently uses average net assets as the basis for its fee table calculations. Specifically, in its calculations, the Company estimates its average net assets for the following twelve months by assuming a static level of subscription proceeds during such period (annualized based on actual monthly proceeds raised during recent months), dividing such number by two, and adding the resulting amount to the Company’s net assets as of the recent quarter end. It is important to differentiate the nature of the Company’s offering from that of Ares Capital—the Company is engaged in a continuous public offering of its shares, while Ares Capital is not. Ares Capital may make opportunistic offerings from time to time, but the timing and amount of any such offerings will be based on, among other things, market conditions and Ares’ capital needs. Issuers like Ares Capital that are not engaged in a continuous public offering do not have any predictability as to proceeds that may be received as a result of future capital raising and therefore can only reasonably rely on historical amounts of average net assets in their calculation of fees and expenses. The Company, on the other hand, expects to continue its offering and raise proceeds each month during its offering period, regardless of market conditions or capital needs. Were the Company to use historical average net assets for the fee table calculations, such calculations would materially differ from the calculations based on the Company’s actual net assets as of the recent quarter end, and as the Company’s assets continue to grow, calculations based on historical figures would become less relevant to an investor than would similar calculations based upon current or projected figures. Therefore, the Company believes that using historical figures to arrive at average net assets—rather than calculating average net assets using a conservative, straight-line capital raise assumption based on actual proceeds raised by the Company—would not only be less accurate but also misleading to investors.

3. It is also IMOCA’s view that incentive fees should be accrued on unrealized gains if net unrealized + net realized P/L is positive because if the BDC were to liquidate on the financial reporting date, an incentive fee would be payable to the investment adviser.

If you haven’t already done so in past correspondence, can you please state the Registrant’s position regarding accrual of incentive fees?

Response: It is the view of the Company and its independent registered public accountants that the treatment advocated by IMOCA is contrary to U.S. generally accepted accounting principles.

Pursuant to the terms of the investment advisory and administrative services agreement (the “Investment Advisory Agreement”) the Company entered into with its investment adviser, FB Income Advisor, LLC (the “Adviser”), and as described beginning on page 122 of the Prospectus, the incentive fee on capital gains earned on liquidated investments of the Company’s portfolio during operations prior to a liquidation of the Company will be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). Such fee will equal 20.0% of the Company’s incentive fee capital gains (i.e., the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees.

On a quarterly basis, the Company accrues for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period. Pursuant to the Investment Advisory Agreement, the incentive fee on capital gains neither includes nor contemplates the inclusion of unrealized appreciation in its calculation.

Accruing an incentive fee with respect to unrealized appreciation would result in the Company recording a liability for future payment of such fees on its balance sheet. The FASB’s Accounting Concept Statements (“FAC”) define liabilities as “probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” The FAC goes on to state that “a liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.”

We respectfully submit that the Staff’s suggestion that the Company accrue an incentive fee on unrealized appreciation as if it were to liquidate on the financial reporting date is not appropriate. Indeed, we believe such a position is neither mandated nor permitted by U.S. generally accepted accounting principles, which have their foundation in the FAC.

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As indicated previously, the Company does not have a present obligation, contractual or otherwise, to pay incentive fees to the Adviser with respect to unrealized appreciation. Such an obligation does not arise until such appreciation is actually realized by the Company. There can be no assurance that such appreciation will be realized – such realization depends entirely on when, and whether or not, the Company sells those positions with embedded unrealized appreciation. Thus, the accrual of an incentive fee on unrealized appreciation does not represent a “probable future sacrifice[ ] of economic benefits arising from [a] present obligation[ ]” of the Company “as a result of past transactions or events.”

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In addition, based on the provisions of the Investment Advisory Agreement, the accrual of an incentive fee on unrealized appreciation fails to meet the three characteristics of a liability as set forth in the FAC.

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Pursuant to the terms of the Investment Advisory Agreement, the payment of an incentive fee on unrealized appreciation does not represent “a present duty or responsibility” of the Company “that entails settlement by probable future transfer . . . . . at a specified or determinable date, on occurrence of a specified event, or on demand.” An assumed liquidation of the Company as of the financial reporting date does not constitute the type of “specified or determinable date [or] occurrence of a specified event” contemplated by the FAC. Furthermore, the payment of an incentive fee on unrealized appreciation is not payable by the Company on demand of the Adviser. As previously stated, incentive fees are only payable when capital gains are actually realized.

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The Company may choose to hold all of the positions in its portfolio until maturity, in which case no capital gains would be realized (thereby converting unrealized appreciation into accreted income over the remaining life of the asset). Thus, the Company has the ability to completely avoid incurring any liability for capital gains incentive fees (i.e., it can “avoid the future sacrifice”).

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Liquidation of the Company may not occur without the approval of the Company’s stockholders and board of directors. Such approval has neither been sought nor obtained and, thus, the “transaction or other event obligating the entity has [not] already happened.” At a minimum, the Company does not believe that it would be appropriate to record an incentive fee liability based on liquidation until such time as board and stockholder approval are actually received. In addition, in the event that it did begin the liquidation process, there can be no assurances that the Company would be able to liquidate its positions at their current unrealized values.

For the foregoing reasons, it is the view of the Company and its independent registered public accountants that the method of accrual utilized by the Company in calculating its incentive fee on capital gains properly excludes unrealized appreciation. However, in order to address the Staff’s disclosure concern, the Company would be willing, on a going-forward basis, to disclose in the notes to its financial statements the amount of incentive fees that would be payable assuming that the Company (i) liquidates on the financial reporting date and (ii) in connection with such liquidation, sells all of its investments at fair value as of the financial reporting date, thereby converting all unrealized appreciation to realized gains on a pro forma basis.

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If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Cynthia M. Krus at (202) 383-0218 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Mr. Michael C. Forman

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